June 12, 2025
Via EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Valeria Franks Suying Li
	Re:	Clear Channel Outdoor Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2024 Response dated May 20, 2025 File No. 001-32663
Ladies and Gentlemen:
Set forth below is the response of Clear Channel Outdoor Holdings, Inc., a Delaware corporation (the “Company”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated May 30, 2025 with respect to the Company’s response letter dated May 20, 2025, which provided responses to the Staff’s comment letter dated May 6, 2025 related to the Company’s Annual Report on Form 10-K filed on February 24, 2025 (the “Form 10-K”) and Item 2.02 Form 8-K filed on May 1, 2025.
For your convenience, the response is prefaced by the exact text of the Staff’s comment in bold, italicized text below.
Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Consolidated Statements of Loss, page 49
1.We read your response to prior comment 1. We note on page 65 you disclose revenue from leases of $499.6 million, $675.5 million, and $672.7 million for fiscal years 2024, 2023, and 2022, respectively. Please present revenues and direct operating expenses associated with services, leasing activities, and tangible products separately on the face of your consolidated statement of loss, if they present more than 10% of total revenues in any period presented. Revenues for items that represent less than 10% of total revenues may be aggregated with revenues for other items that also represent less than 10% of total revenues. Direct operating expenses should be combined in the same manner as the related revenues. Refer to Rules 5-03.1 and 5-03.2 of Regulation S-X.
Response:
The Company acknowledges the Staff’s comment and appreciates the opportunity to clarify the nature of its revenue and financial statement presentation.
Integrated Out-of-Home Advertising Model
The Company derives substantially all its revenue from a single, integrated out-of-home advertising business. The Company delivers advertising through display structures it owns or operates, along with providing related creative, production and installation services. The Company does not operate a separate leasing business; rather, all customer arrangements reflect a unified advertising solution executed by the Company’s vertically-integrated teams. The delivery model, contract economics and customer experience are uniform across the Company’s business and its customers.

Presentation Consistent with the Objectives of Rule 5-03 of Regulation S-X
The Company understands that Rule 5-03 of Regulation S-X (“Rule 5-03”) seeks the disaggregation of revenue across economically distinct activities. As disclosed in Note 2 (page 58) and Note 5 (page 65) of the Form 10-K, certain customer contracts are accounted for as operating leases under Accounting Standards Codification (“ASC”) 842, and others under ASC 606. While revenue accounted for under ASC 842 exceeds 10% of the Company’s total revenue, the Company believes separate income statement presentation would not advance the objectives of Rule 5-03 because, as noted above, the Company’s revenue arises from a single, integrated advertising operation, not from economically distinct activities. Separating revenue that is recognized as a lease for accounting purposes but that is not a distinct economic activity could mislead investors by suggesting a fragmented business model that does not reflect the economic reality of the Company’s operations. There is virtually no difference in the operating margins and cash flows for an advertising sales contract recognized under ASC 606 versus ASC 842, as the pattern of recognition of revenues and expenses is substantively the same, as discussed in the section below.
As more fully explained below, the Company believes its current presentation aligns with the economic substance of its business and how management views and operates the Company. It also supports comparability for investors, as it is consistent with the income statement presentation used by other companies in the Company’s industry.
Revenue Classification Reflects Accounting Criteria, Not Operational Substance
As previously noted, certain customer sales contracts are accounted for as operating leases under ASC 842, and others under ASC 606. This distinction arises solely from the technical accounting criteria of these standards. ASC 842 requires accounting for certain of the Company’s contracts as a lease because, in such cases, the customer has the enforceable right to change the ad copy installed on a specified physical display structure throughout the contract term; ASC 842 views this right as a right to control the advertising display, and thus as a lease. Arrangements that do not meet the definition of a lease, namely because the customer does not have the right to request a change of the ad copy, are accounted for under ASC 606.
Operationally and economically, there is no difference in how the Company delivers services under these contracts. The same assets and service teams support both types of contracts, and revenue for the same physical display can be recognized under ASC 842 for one customer contract and under ASC 606 for another, possibly even in the same month. The act of installing ad copy at the beginning of the contract term or throughout the contract term is performed by the same personnel, using the same materials, and is completed in the same physical manner, without regard to the distinction between ASC 606 and ASC 842. Furthermore, the timing and pattern of revenue recognition under ASC 606 and ASC 842 are substantively the same, as revenue for display services is recognized on a straight-line basis over the contract term under both standards.
No Operational Basis for Separate Presentation of Revenue or Expense
All aspects of the Company’s advertising operations, including real estate, sales, installation, maintenance and creative services, are managed by integrated teams without regard to whether a customer contract is accounted for under ASC 606 or ASC 842. The Company’s sales personnel are compensated using the same commission structure, regardless of the frequency of installation of ad copy on a display. Furthermore, the Company’s rent expense owed to third-party owners of the real estate for the Company’s display locations is based on the location; it is unaffected by whether the customer contract is accounted for under ASC 606 or ASC 842. Additionally, the Company does not distinguish between revenue accounted for under ASC 606 or ASC 842 in its earnings calls or in its discussions with investors, or for internal management reporting purposes, as the Company does not consider these to represent different revenue streams. The Company does not manage, allocate resources or assess performance separately based on revenue classification, and accordingly, it does not separately track direct operating expenses on that basis.

Under Rule 5-03.2 of Regulation S-X, direct operating expenses must be presented in a manner consistent with revenue categories. The Company’s operating expenses are not managed or tracked by ASC 606 and ASC 842 classification because the Company operates a single integrated advertising business and does not manage the business and its associated costs based on this distinction in the accounting literature. Separately presenting revenue and the corresponding expenses on that basis would require an allocation of certain expenses that is neither reflective of how the Company’s business operates, nor is it practicable, and could mislead investors by suggesting distinct leasing and service businesses where none exist.
Clear and Transparent Footnote Disclosure
As required by ASC 842 and ASC 606, the Company provides clear disclosure of revenue recognized under each such standard in the footnotes to its financial statements (see Note 5). The Company believes these disclosures meet the informational objectives of Rule 5-03, while avoiding investor confusion that might result from disaggregation on the face of the income statement.
Conclusion
The Company respectfully submits that it derives nearly all its revenue from advertising services constituting a single economic activity, and its current income statement presentation of revenue and direct operating expenses on an aggregated basis, whether classified under ASC 606 or ASC 842, most faithfully reflects its unified business model and management approach. Separate presentation would, in the Company’s view, misrepresent the economic substance of the Company’s operations, would not provide meaningful insight for investors and could mislead users of the financial statements. The Company believes its footnote disclosures provide sufficient transparency and context for evaluating the portion of revenue recognized under ASC 842.
In response to the Staff’s comment, to further clarify, the Company proposes to add the following disclosure to the revenue recognition accounting policy set forth in Note 2 to its financial statements in its future Form 10-K filings:
Although certain revenue transactions are accounted for in accordance with ASC 842 and others under ASC 606, revenue is presented on an aggregate basis on the Consolidated Statements of Income (Loss), as nearly all revenue is derived from advertising services, and the timing and pattern of revenue recognition are substantively the same under both standards.
The Company remains committed to transparent and comprehensive disclosure and welcomes further engagement with the Staff to ensure its reporting continues to meet both regulatory requirements and investor needs.
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The Company hopes that the foregoing has been responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (210) 874-2722 or by e-mail at jasondilger@clearchannel.com.

Sincerely,

/s/ Jason A. Dilger

Jason A. Dilger Senior Vice President and Chief Accounting Officer

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